DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")

- Short Positions on 2005/06/30       5,000       5,000      0.38

//st

Net       Total     Last        Total       Price

Date         Change     Shorted    Price       Volume       Range

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2005/06/30        5,000       5,000     0.38      432,046    0.36 - 0.41

2005/06/15            0           0     0.39      338,592    0.38 - 0.42

2005/05/31         -500           0     0.37      659,631    0.35 - 0.39

2005/05/15       -3,000         500     0.45*      92,882    0.43 - 0.47

2005/04/30        3,500       3,500     0.48*     313,225    0.46 - 0.52

2005/04/15            0           0     0.47      225,448    0.47 - 0.54

2005/03/31     -123,000           0     0.52*   1,279,974    0.49 - 0.56

2005/03/15      120,900     123,000     0.51    1,410,526    0.50 - 0.56

* - Indicates that the closing price used is the last non-zero closing price and is not the closing price on the report date.